Exhibit 99.3

Freeline Therapeutics Holdings plc

Annual Report and Accounts

for the year ended 31 December 2021

Registered number: 12546479

Company Information

Directors

Executive Directors

Michael J. Parini

Non-Executive Directors

Martin Andrews

Jeffrey A. Chodakewitz

Julia P. Gregory

Christopher Hollowood

Colin A. Love

Amit C. Nathwani

Secretary

Stephen P. Diamond, Jr.

Auditor

Deloitte LLP

Abbots House

Abbey Street

Reading

United Kingdom

RG1 3BD

Bankers

Silicon Valley Bank

Alphabeta

14-18 Finsbury Square

London

EC2A 1BR

Solicitors

Skadden Arps Slate Meagher & Flom (UK) LLP

40 Bank Street

London

E14 5DS

Registered office

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage

Hertfordshire

SG1 2FX

Registered number

12546479

UK Financial Documents

Introduction

Freeline Therapeutics Holdings plc (the “Company”) is a public limited company incorporated under the laws of England and Wales, with American Depositary Shares (representing its ordinary shares on a 1:1 basis) listed on the Nasdaq Global Select Market and traded under the symbol “FRLN”. To meet US securities law reporting requirements, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission (the “SEC”), which includes the audited consolidated financial statements of the Company and its subsidiaries (the “Group”) prepared in accordance with US GAAP. To meet UK statutory reporting requirements, the Company is required to file UK consolidated accounts. Freeline Therapeutics Holdings plc is applying Statutory Instrument (SI) 2015/1675, which allows the option to adopt US GAAP until September 2022 in relation to the preparation and filing of consolidated financial statements in the UK. The contents of this Annual Report and Accounts are, as follows:

•	UK Statutory Strategic Report

•	UK Statutory Directors’ Report

•	Directors’ Remuneration Report

•	Independent Auditor’s Report to the Shareholders of Freeline Therapeutics Holdings plc

•	Balance sheet of Freeline Therapeutics Holdings plc

•	Statement of Change in Equity of Freeline Therapeutics Holdings plc

•	Additional Note Disclosures Relevant to the Group

This document (the “Annual Report and Accounts”) is comprised of the reports listed above and the Annual Report on Form 20-F (the “Form 20-F”) filed with the SEC on 31 March 2022. For the purposes of this Annual Report and Accounts, the exhibits to the Form 20-F are not incorporated by reference. The Annual Report on Form 20-F is also included in this set of Accounts.

Strategic Report

Principal Activity

The Company is a clinical-stage, fully integrated, next generation, systemic AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases. The Group aims to deliver one-time gene therapy treatments that provide functional cures through permanently sustained physiological protein levels, leveraging the high expression enabled by its proprietary gene therapy platform.

The Group’s initial focus is on developing treatments for monogenic diseases with high unmet need. The Company is a fully integrated biotechnology company with internal expertise across the value chain in gene therapy, including expression platform, research, manufacturing, clinical development and commercialisation.

The Group’s pipeline includes three programs in the clinic, as well as research programs targeting novel applications for systemic gene therapy, for which it has, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

Where the requirements of the strategic report in accordance with the Companies Act 2006 have been met in the Form 20-F, details of this have been provided in the table below and referenced to the Form 20-F accordingly. Additional requirements which are not met by the Form 20-F have been disclosed separately at the end of the Strategic Report. The Form 20-F is attached in Appendix 1, and forms part of this report by cross reference.

Required item in the Strategic Report	Where information can be found in the Annual Report on Form 20-F

• A fair review of the Group’s business	Part I, Item 4B – Business overview

• A description of the principal risks and uncertainties facing the company

Part I, Item 3D – Risk Factors

COVID-19 – Part I, Item 3D – Risk Factors – “The COVID-19 pandemic”

Part I, Item 5A – Operating results – Components of Our Results of Operations – Operating expenses – “Research and Development Expenses”

Part I, Item 5B – Liquidity and Capital Resources – “Funding Requirements”

Note 1 to the Consolidated Financial Statements – Nature of the Business – “Going Concern”

•  Analysis of the development and performance of the company’s business during the financial year and the position of the company’s business at the end of that year, consistent with the size and complexity of the business

Part I, Item 4B – Business overview Part I, Item 5A – Operating results Part I, Item 5B – Liquidity and capital resources

• Main trends and factors likely to affect the future development, performance and position of the company’s business	Part I, Item 4B – Business overview Part I, Item 5A – Operating results Part I, Item 5B – Liquidity and capital resources

Required item in the Strategic Report	Where information can be found in the Annual Report on Form 20-F

• A description of the company’s strategy and business model	Part I, Item 4B – Business overview Part I, Item 5 – Operating and Financial Review and Prospects

• References to, and additional explanation of, amounts included in the Group’s annual accounts	Part I, Item 5A – Operating results—“Results of Operations”

• Information about the company’s employees	Part I, Item 6D – Employees

•  Description of how the company’s directors have had regard to the matters set out in section 172(a) to (f) of the Companies Act 2006 when performing their obligation to promote the success of the company

Consequences of decisions in the long term Part I, Item 4B – Business overview Part I, Item 5A – Operating results – “Overview”

Business relationships with suppliers Part I, Item 3D – Risk Factors – “Risks Related to our Reliance on Third Parties”

Note 11 to the Consolidated Financial Statements – Commitments and Contingents – “Manufacturing and Commercial Supply Agreement”

See also Strategic Report below “Corporate Governance and Section 172 Statement”

Other information required within the Strategic Report which is not included in Form 20-F

Key Performance Indicators (“KPIs”)

The Company’s key performance indicators allow the business to measure both the financial value created for its stakeholders and the strategic value in growing the business and delivering on its purpose.

The directors consider that the Company has the following financial and non-financial KPIs as a measure of its performance and position:

Financial KPIs

The directors and management regularly review the Group’s total liquidity position, operating and investing cash flows as part of the management of overall liquidity, financial flexibility and capital structure. Total liquidity is the total of cash and cash equivalents and short-term deposits and operating and investing cash flows is defined as cash-flows before financing income.

At 31 December 2021 the total liquidity position was $117.7 million and the average monthly cash burn rate of the Group was $10.7 million, excluding financing activities. At 31 December 2020 the total liquidity position was $227.8 million and the average monthly cash burn rate of the Group was $8.1 million, excluding financing activities.

Non-Financial KPIs

Given the size of the Company and the nature of its activities, the directors consider that the Company does not have any non-financial KPIs.

Corporate Governance and Section 172 Statement

The board of the Company is responsible for the Group’s corporate governance policies and recognises the importance of this in sustaining and growing the business. The board is committed to listening to and communicating openly with its shareholders to ensure the Group’s strategy and performance are clearly understood. Understanding what investors and analysts think about the Group and helping them to understand the Group’s business is a key part of driving its business forward.

The directors of companies incorporated in England and Wales such as the Company must act in accordance with certain general duties set out in the Companies Act 2006 and certain other duties and obligations, including (but not limited to) a duty to act in a way they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole, having regard (amongst other matters) to:

•	the likely consequences of any decision in the long term,

•	the interests of the company’s employees,

•	the need to foster the company’s business relationships with suppliers, customers and others,

•	the impact of the company’s operations on the community and the environment,

•	the desirability of the company maintaining a reputation for high standards of business conduct, and

•	the need to act fairly as between members of the company.

The directors of the Company are mindful of their duties and obligations under section 172 of the Companies Act 2006 when making decisions. Further detail on how the board takes into account the interests of various stakeholders in promoting the success of the Company is set out in the remainder of this Strategic Report.

Social, Community and Human Rights Matters

The Group has a Code of Business Conduct and Ethics which is published on its website and can be found here: https://www.freeline.life/media/1408/freeline-code-of-conduct_cpol-001-v11-_website.pdf. The Code of Business Conduct and Ethics sets out, amongst other things, the Group’s commitment to the highest level of ethical conduct in all of its business activities, including but not limited to relationships with employees, partners, suppliers, competitors, the government, the public and the Company’s shareholders. Wherever the Group operates, it strives to make a positive and meaningful contribution to the surrounding community and to ensure the distribution of a fair share of benefits to all stakeholders impacted by its activities, including the surrounding community. The Group also has an anti-bribery and anti-corruption policy.

The Group does not, at present, have a specific policy on human rights. However the Group has a number of measures in place to ensure that it respects the human rights of its employees and other stakeholders, including through:

•	provision of a safe, clean working environment;

•	ensuring employees are free from discrimination and coercion; and

•	respecting the rights of privacy and protecting access and use of employee personal information.

Environmental Matters

The Group’s activities have a minimal environmental impact. The Group leases all its facilities and outsources manufacturing of its product candidates for its clinical trials. The Group complies with all applicable environmental laws and regulations. The Group takes positive steps to reduce its carbon footprint, where possible. For a full report on the carbon emissions for the Group please see the Carbon Emissions section in the Directors’ Report.

Employee Engagement

The Group’s employees are fundamental to the delivery of its success, and so the Group takes the time to recruit the right people in the right job. The Group regularly invests in its employees’ professional development to ensure each employee reaches their full potential. The Group aims to be a responsible employer in its approach to the pay and benefits its employees receive and aims to understand the needs of its employees. In doing so, the Group has spent time investing in wellbeing for its employees. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. The Group’s business operations have been impacted to varying degrees and as a result, it has implemented remote work policies for those employees who can perform their work remotely and policies to provide safe working conditions in its laboratories and production areas, in line with government requirements and guidelines.

The Group uses communication cascades with all employees to provide employees with information on matters of concern to them and to make all employees aware of financial and economic factors affecting the performance of the Group. The executive director and his management team engage with employees by regular communication updates and virtual town hall meetings where employees have been welcomed to ask questions of the executive director and his management team.

The Group actively promotes benefits to its staff, including medical insurance and life insurance, and will continue to develop its offerings to employees around health and wellbeing.

Diversity and Equality

Diversity and inclusion are integral to the Group’s growth strategy and align with the Group’s values of integrity and respect. The Group recognises that valuing and promoting a culture of diversity and inclusion enables employees to contribute their unique perspective and fully leverages their individual talents.

Appointments within the Group are made on merit according to the balance of skills and experience offered by prospective candidates. Whilst acknowledging the benefits of diversity, individual appointments are made irrespective of personal characteristics such as race, disability, gender, sexual orientation, religion or age.

A breakdown of the employment statistics as of 31 December 2021 is as follows:

	Male	Female	Total
Executive director of the Company	1	—	1
Senior managers of the Group	15	9	24
All other employees of the Group	82	128	210
Non-executive directors of the Company	5	1	6

Total directors and Employees	103	138	241

Approval

This report was approved by the board of directors on 23 May 2022 and signed on its behalf by:

/s/ Michael J Parini
Executive Director & Chief Executive Officer
Michael J. Parini

Directors’ Report

The directors present their report on the Group for the year ended 31 December 2021.

Where the requirements of the Directors’ Report in accordance with the Companies Act 2006 have been met in the Form 20-F, details of this have been provided in the table below and referenced to the Form 20-F accordingly. Additional requirements which are not met by the Form 20-F have been disclosed separately at the end of the Directors’ Report. The Form 20-F is attached in Appendix 1.

Required item in the Directors’ Report	Where information can be found in the Annual Report on Form 20-F

Names of directors	Part I, Item 6A – Directors and senior management

The amount (if any) of the recommended dividend	None. See Part I, Item 8A –Consolidated Statements and other Financial Information – “Dividend Policy”

Any: • qualifying third party indemnity provision; and • qualifying pension scheme indemnity provision, for the benefit of one or more directors of the company or directors of an associated company	Part I, Item 7B – Related Party Transactions – “Transactions with Our Principal Shareholders, Directors and Members of our Senior Management – Indemnification Arrangements” See also Directors’ Report below “Statement on directors’ third-party indemnity provision”

In relation to the use of financial instruments by the company, an indication of the company’s financial risk management objectives and policies, including its policy for hedging each major type of forecasted transaction for which hedge accounting is used and exposure of the company to price, credit, liquidity or cash flow risk, unless such information is not material for the assessment of the company’s assets, liabilities, financial position and profit or loss

Part I, Item 3D – Risk factors – “Risks Related to Our Financial Position and Need For Additional Capital”

Price Risk: Part I, Item 3D – Risk factors – Risk Factor Summary – “Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates”

Credit Risk: Notes to Consolidated Financial Statements – “Concentrations of Credit Risk and Off-Balance Sheet Risk”

Liquidity Risk: Part I, Item 11 – Quantitative and Qualitative Disclosures about Market Risk

Required item in the Directors’ Report	Where information can be found in the Annual Report on Form 20-F

Indication of the Group’s research and development activities

Part I, Item 3C – Risk Factors – “Risks Related to Our Financial Position and Need for Additional Capital”

Part I, Item 4B – Business overview

Part I, Item 5A – Operating results

“To date, we have developed our product candidates internally, resulting in increased research and development spending”

Part I, Item 5B – Liquidity and capital resources

Other information required within the Directors’ Report which is not included in Form 20-F

Directors

The directors who served during the year were as follows:

Michael J. Parini	Appointed on 15 August 2021
Christopher Hollowood
Amit C. Nathwani
Julia P. Gregory
Jeffery A. Chodakewitz
Martin Andrews
Colin A. Love	Appointed on 10 March 2021
Theresa M. Heggie	Resigned on 15 August 2021

Statement on directors’ third-party indemnity provision

The Company has entered a deed of indemnity with each of its directors and members of its senior management. The Company’s articles of association provide that it shall indemnify its directors and members of senior management to the fullest extent permitted by applicable law.

The amount set aside or accrued by the Company to provide pension, retirement or similar benefits to members of its board of directors amounted to a total of $21,071 in the year ended 31 December 2021.

Political donations and expenditure

The Group did not make any political donations or incur any political expenditure (including in respect of any non-UK political party) in the year ended 31 December 2021.

Branches outside of the UK

The Company has a number of subsidiaries incorporated outside of the UK, as detailed in Note 9 to the financial statements. The Company has no branches outside the UK.

Going Concern

The directors have assessed the going concern and believe that the Company has adequate resources to continue in operational existence for twelve months from the date of signing the accounts. Further information may be found in note 1 to the financial statements.

Carbon Emissions

This annual report for the year ended 31 December 2021 is the second annual report in which the Group is reporting its carbon emissions footprint. Whilst the Company only existed for part of the reporting year ended 31 December 2020, the Group existed previously so the data has been prepared based on the full year for 2020.

The carbon footprints for the Group for the years ended 31 December 2021 and 2020 are as follows:

	Year ended 31 December 2021			Year ended 31 December 2020
Scope	tCO2e	% Total Emissions	Per FTE*	tCO2e	% Total Emissions	Per FTE*
Scope 1	—	0.0%	—	—	0.0%	—
Scope 2	167.145	66.3%	0.7236	144.327	89.7%	0.6142
Scope 3	84.980	33.7%	0.3679	16.645	10.3%	0.0708

Total	252.125	100.0%	1.0915	160.972	100.0%	0.685

*	Full Time Employee

By Country:

	Year ended 31 December 2021			Year ended 31 December 2020
Scope	tCO2e	% Total Emissions	Per FTE*	tCO2e	% Total Emissions	Per FTE*
UK	126.684	50.2%	0.9212	112.479	69.8%	0.6986
Germany	14.164	5.6%	0.2114	44.057	27.4%	0.801
USA	111.277	44.1%	3.2729	4.436	2.8%	0.2335

Total	252.125	100.0%	1.0614	160.972	100.0%	0.6850

*	Full Time Employee

The Group was unable to obtain certain US-related emission figures from its partners and therefore these are not reflected in the numbers above.

For clarity, Scope 1 emissions are direct emissions produced by the burning of fuels. Scope 2 emissions are indirect emissions related to the generation of the electricity consumed and purchased by the Group. Scope 3 emissions are indirect emissions produced by the Group’s activity; these emissions are not owned or controlled by the Group. Scope 3 emissions primarily relate to business travel.

The organisational footprint of the Group is calculated in accordance with the Greenhouse Gas protocol for corporate accounting using an operational control approach. Scope 2 emissions are calculated using the location-based methodology. Currently, the Group reports on Scope 3 emissions relating to business travel only, in accordance with the Greenhouse Gas protocol for corporate accounting using a distance-based method.

The electricity consumption for the Group for Scope 2 activities was 583,906 KwH in 2021 and 646,437 KwH in 2020.

Where practical the Group enables remote working and also utilises online conferencing facilities to reduce business travel.

Future Developments

The Company’s research and development activities include three programs in the clinic, as well as research programs targeting novel applications for systemic gene therapy, for which it has, through owned and in-licensed intellectual property rights, development and worldwide commercial rights.

In the next year, the Company will continue to develop systemic gene therapies for the treatment of genetic orphan diseases and seek to identify new gene therapy products to treat other debilitating diseases with high unmet need.

Events after the balance sheet date

On 10 March 2022, the Company entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders, providing for the issuance and sale by the Company of $26.1 million of the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, at a price of $1.05 per ADS, in a registered direct offering. The offering closed on 15 March 2022.

On 18 March 2022, the Company entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which the Company may issue and sell from time to time up to $35 million of ADSs to Lincoln Park, with an additional 954,208 ADSs being issued to Lincoln Park as a commitment fee.

On 8 April 2022, the Company issued 2,382,022 ADSs pursuant to its Open Market Sale AgreementSM with Jefferies LLC at an average price of $1.0512 per ADS, raising approximately $2.4 million in net proceeds.

Disclosure of information to auditor

In accordance with Section 418 of the Companies Act 2006, each director in office at the date the Directors’ Report is approved confirms that:

•	so far as the director is aware, there is no relevant audit information of which the Group’s and the Company’s auditor is unaware; and

•

he/she has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Group’s and the Company’s auditor is aware of that information.

Independent auditor

The Group’s auditor, Deloitte LLP, have indicated their willingness to continue in office, and a resolution that they be re-appointed will be proposed at the annual general meeting.

Directors’ Responsibilities Statement

The directors are responsible for preparing the Annual Report and the Financial Statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Financial Statements for each financial year. Under that law, the Directors elected to prepare the Group’s consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the Company’s Financial Statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), including Financial Reporting Standard 102 (FRS 102). Under company law, the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group and Company for that period.

In preparing the Company’s Financial Statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•

state whether US GAAP and applicable United Kingdom Generally Accepted Accounting Practice’s including FRS 102, have been followed, subject to any material departures disclosed and explained in the Group’s Financial Statements, respectively; and

•	prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Group or Company will continue in business.

In preparing the Group’s Financial Statements, US GAAP requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable, and understandable information;

•

provide additional disclosures when compliance with the specific requirements in US GAAP are insufficient to enable end users to understand the impact of transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the Company’s ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the Financial Statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website. Legislation in the United Kingdom governing the preparation and dissemination of Financial Statements may differ from legislation in other jurisdictions

Responsibility statement

We confirm that to the best of our knowledge:

•

the Financial Statements, prepared in accordance with the relevant financial reporting framework, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole;

•

the Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and

•

the Annual Report and Financial Statements, taken as a whole, are fair, balanced, and understandable and provide the information necessary for shareholders to assess the Group’s position and performance, business model and strategy.

This responsibility statement was approved by the board of directors on 23 May 2022 and is signed on its behalf by:

/s/ Michael J Parini
Executive Director & Chief Executive Officer
Michael J. Parini

Directors’ Remuneration Report

Annual statement by the Chair of the Remuneration Committee

The information provided in this part of the Directors’ Remuneration Report is not subject to audit:

Dear Shareholder,

As the Chair of the Remuneration Committee (the “Committee”), I am pleased to present, on behalf of the board of directors (the “Board”) of Freeline Therapeutics Holdings plc (the “Company” or “Freeline”), the Directors’ Remuneration Report for the year ended 31 December 2021 (the “Report”).

The Report will be subject to an advisory vote at the forthcoming Annual General Meeting on 28 June 2022 (the “AGM”). The Directors’ Remuneration Policy (the “Policy”) was approved by shareholders at the Annual General Meeting on 28 June 2021 and will remain in force for three years from that date (until the Annual General Meeting in 2024, or until a revised remuneration policy is approved by shareholders).

Introduction

Under new leadership, Freeline’s streamlined organisation executed with urgency and increased financial discipline on a refocused set of clinical programmes and corporate priorities in 2021. Results include:

•	Phase 1/2 programmes on track in Haemophilia B and Gaucher disease Type 1 and accelerated in Fabry disease;

•	extended financial runway and streamlined organisation to support the Company through key data readouts across all three clinical programmes; and

•

strengthened the leadership team with key appointments in 2021, which included Michael J. Parini as Chief Executive Officer (“CEO”) and executive director, Pamela Foulds, M.D. as Chief Medical Officer, James Bircher as Chief Technical Operations Officer, and in 2022, Henning R. Stennicke, PhD, as Chief Scientific Officer to lead research and discovery, and Paul Schneider as Chief Financial Officer.

As we move into 2022 and beyond, the Committee’s role will be to ensure that directors and senior executives at Freeline are appropriately compensated and incentivised to deliver growth to shareholders in a long-term and sustainable manner. The Committee will seek to accomplish this by implementing remuneration programmes that are grounded in market practice, effective at driving proper executive behaviours, clearly link pay with performance and are cost-efficient overall to shareholders. The Committee also considers non-executive directors within the Policy and considers that the current remuneration strategy provides an appropriate level of remuneration for their services.

The first quarter of 2022 has witnessed a significant market sell-off across the biotechnology sector, with the SPDR® S&P® Biotech ETF (“XBI”) down 40% from the start of the calendar year. As a knock-on effect, many of the outstanding share options in the market are underwater, offering limited retention value. In setting go-forward award levels in this environment, organisations are struggling to maintain equity programmes centred on delivering competitive equity value, and instead are re-orienting around equity ownership as a percent of company.

The Company has established equity grants for 2022 across the employee population targeting the upper end of the market range from an ownership perspective, which at the current share price results in the grant date fair value of awards falling at the low end of the market range. The Committee strives to maintain a market-appropriate balance between employee and investor ownership, acknowledging that many of the options issued immediately post-IPO are significantly underwater and are unlikely to be exercised and dilute shareholders in the near term.

The Board is committed to dialogue with shareholders. The Committee will consider shareholder feedback received following the AGM, as well as any additional feedback and guidance received from time to time. This feedback will be considered by the Committee as it develops the Company’s remuneration framework and practices going forward. Assisted by its independent adviser, the Committee also actively monitors developments in the expectations of institutional investors and their representative bodies.

The Global Marketplace for Talent

Freeline is a global biopharmaceutical company with operations in both Europe and the United States. The Company intends for both regions to be areas of growth and importance both now and in the future. Given that the market for experienced directors and biopharmaceutical CEO talent, particularly in the United States, is very competitive, the Committee references the US market as the leading indicator for remuneration levels and practices. This will help attract and retain directors and motivate the superior CEO talent needed to successfully manage the Company’s operations worldwide, as evidenced by our appointment of US-based Michael J. Parini as CEO this year. Being consistent in this market view of the United States as the primary benchmark for remuneration practices for directors and the CEO (as our sole executive director) is key for the Company as it builds its global operations in a manner designed to deliver sustainable long-term growth and shareholder value.

While the Committee references US market practice as the primary benchmark for both executive and non-executive director remuneration, it also takes account of UK market practice and any additional relevant local market practice. Freeline will consider both local market practice and the interests of shareholders when making pay decisions that are globally consistent in philosophy and approach but are adapted to meet local market requirements.

In taking any actions, the Committee is mindful of general UK compensation frameworks, including investor bodies’ guidance and the UK Corporate Governance Code, and has incorporated practices into its remuneration programs and policies where it believes they best serve the long-term interests of shareholders.

Corporate Governance Standards

We are a “foreign private issuer,” as defined by the US Securities and Exchange Commission. As a result, in accordance with Nasdaq listing requirements, we may rely on home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We comply with the directors’ remuneration reporting regulations under Schedule 8 Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 as required by the UK Companies Act 2006, and we voluntarily follow most Nasdaq corporate governance rules.

Our board of directors presently has seven members. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that Chris Hollowood, Colin A. Love, Jeffrey A. Chodakewitz, Julia P. Gregory and Martin Andrews, representing five of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq general independence rules. For audit committee purposes, our board of directors has determined that each of Martin Andrews, Julia P. Gregory and Colin A. Love are independent directors under Nasdaq listing rules and under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended.

Remuneration Programme Highlights

During 2021, we undertook a number of activities to review and update, as appropriate, a broad range of remuneration programmes and policies, including:

•	reviewed our executive compensation peer group and made changes to reflect our current market condition;

•	approved several compensation packages for critical executive new hires and promotions;

•	developed and received shareholder approval of our first Policy and Report;

•	reviewed the wider company equity strategy, managing the equity pool to ensure sufficient funding for competitive equity grants to new hires and ongoing staff;

•	adopted an equity inducement plan to enhance our ability to attract employees who are expected to make important contributions to the Company;

•	awarded both employees (including the executive director) and non-executive directors with market value share options under the equity incentive plan;

•	conducted a benchmarking review covering both executive and non-executive directors;

•	exercised discretion in considering, reviewing and approving the short-term objectives for the annual bonus for the financial year; and

•	exercised discretion in assessing performance against the short-term objectives for the financial year and approved the level of bonuses to be paid to the executive director, as discussed below.

2022 Salary Outcome

Salaries are normally reviewed in the first quarter with an effective date of 1 April. For 2022, it was agreed by the Committee that the CEO would be awarded a salary increase of 2%, which is below the 3% merit budget for the wider employee base.

2021 Bonus Outcome

The CEO was eligible to receive a target bonus of 55% of salary for 2021 (pro-rated for his period of service). 50% of the target bonus was subject to strategic corporate goals with the remaining 50% tied to individual performance. Based on performance against strategic, corporate targets and the overall performance of the business over the year, 85% of the target corporate element was awarded. Based on a qualitative assessment of the CEO’s individual performance by the Committee, a bonus of 120% of the target individual element was awarded. This resulted in a total bonus of 102% of target (56% of salary). The Committee noted that the CEO had exceeded expectations by putting the Company back on a course to execute on its clinical development programmes and is satisfied that the overall bonus outcome is appropriate.

Conclusion

I hope that you find the information in this Report helpful, and look forward to the AGM, where we hope to have your support.

Yours sincerely

Dr. Chris Hollowood

Remuneration Committee Chair

23 May 2022

Director’s Remuneration Policy

The current Policy for the Company’s directors was put forward for approval by shareholders in a binding vote at the Annual General Meeting on 28 June 2021 and approved with a vote of 82.44% of all ordinary shares represented in favour. The Policy took effect from the date of approval and applies for a period of three years, until 2024. It can be found on page 16 of the Company’s 2020 Annual Report and Accounts at https://www.freeline.life/media/1395/freeline-ar-combo-2up_revised.pdf.

Annual Report on Remuneration

This part of the Report has been prepared in accordance with Part 3 of The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 as amended. Since the Company does not have a premium listing on the London Stock Exchange, it is under no obligation to comply with the UK Corporate Governance Code, but best practice and good governance have been considered when preparing this Report. The Report on Remuneration and the Annual Statement by the Chair of the Committee will be put to a single advisory shareholder vote at the AGM on 28 June 2022.

Remuneration Committee

The remuneration of the executive directors is determined by the Committee.

The members of the Committee during the year were all non-executive directors. Chris Hollowood chaired the Committee, Martin Andrews and Jeffrey A. Chodakewitz were members of the Committee throughout the year.

No conflicts of interest have arisen during the period and none of the members of the Committee has any personal financial interest in the matters discussed, other than as shareholders. Chris Hollowood is the Chief Investment Officer of Syncona and acts as its representative on the Board of Freeline. The fees of the non-executive directors are approved by the Board on the recommendation of the Committee. During the reporting period, the Committee met seven times formally. Details of attendees are as below.

Meetings Attendance

Attendance
Chris Hollowood	7 of 7
Martin Andrews	7 of 7
Jeffrey A. Chodakewitz	7 of 7

The CEO is invited to attend meetings where appropriate. No individual is present when matters relating to their own remuneration are discussed.

Advisors to the Remuneration Committee

During the year, the Committee received advice from the executive compensation practice of Aon Solutions UK Limited (“Aon”). Aon advises the Committee on all aspects of director and senior executive remuneration. Since the IPO, Aon has assisted with the drafting of the Policy and has updated the Committee on UK and US remuneration reporting and corporate governance best practice. In relation to work carried out in 2021, fees charged by Aon for advice provided to the Committee amounted to approximately $240,000.

Activity in the Period

What has the Committee done in the year:

•	evaluated the efficacy of the Company’s Policy and strategy;

•	reviewed and determined remuneration to be paid to the Company’s executive directors;

•	reviewed and made recommendations to the Board regarding remuneration for non-executive directors;

•	established the design and set the performance targets of all share incentive plans;

•	assessed the appropriateness and subsequent achievement of the performance targets related to incentive plans;

•	prepared any report on executive remuneration required by the rules and regulations of the US Securities and Exchange Commission, Nasdaq and as required under English law;

•

reviewed, evaluated, and approved employment agreements, service contracts, severance agreements, change-of-control protections, corporate performance goals and objectives, and other compensatory arrangements of the executive officers and other senior management and adjusted remuneration, as appropriate; and

•	evaluated and approved remuneration plans and programs and established equity remuneration policies.

The Committee is formally constituted and operates on a written Remuneration Committee Charter, which is available on the Company’s website, http://www.freeline.life.

Statement of Shareholder Voting at 2021 AGM

At last year’s AGM, held on 28 June 2021, votes cast by proxy and at the meeting with respect to the Report and Policy were as follows:

	Votes For		Votes Against		Votes Withheld
Resolution	% of votes cast	Number of votes	% of votes cast	Number of votes	% of votes cast	Number of votes
2. To approve the Directors’ Remuneration Report	99.97%	30,320,822	0.03%	9,462	0.94%	284,649
3. To approve the Directors’ Remuneration Policy	82.44%	25,003,075	17.56%	5,327,023	0.94%	284,835

Single Figure of Remuneration (audited)

The table below provides a breakdown of the various elements of the directors’ pay for the year ended 31 December 2021 and the period ended 31 December 2020, following 27 June 2020 when Freeline Therapeutics Holdings plc became the new parent company of the Group.

Director	Year	Salary/Fees ($000s)	Benefits ($000s)	Pension ($000s)	Total Fixed Remuneration ($000s)	Annual Bonus ($000s)	Share- Based Payment Expense ($000s)[5]	Total Variable Remuneration ($000s)	Other ($000s)	Total Remuneration ($000s)
Executive Directors
Michael J. Parini[1]	2021	$169	$0	$0	$169	$196	$171	$367	$0	$536
	2020	—	—	—	—	—	—	—	—	—
Theresa Heggie[2]	2021	$387	$0	$21	$408	$0	$4,114	$4,114	$419	$4,940
	2020	$253	$1	$13	$267	$215	$1,468	$1,683	$0	$1,950
Non-Executive Directors
Chris Hollowood[3]	2021	$0	$0	$0	$0	$0	$103	$103	$0	$103
	2020	$0	$0	$0	$0	$0	$39	$39	$0	$39
Amit Nathwani[4]	2021	$193	$0	$0	$193	$0	$320	$320	$0	$512
	2020	$85	$0	$0	$85	$0	$205	$205	$0	$290
Martin Andrews	2021	$58	$0	$0	$58	$0	$110	$110	$0	$168
	2020	$22	$0	$0	$22	$0	$152	$152	$0	$174
Jeffrey Chodakewitz	2021	$53	$0	$0	$53	$0	$110	$110	$0	$163
	2020	$23	$0	$0	$23	$0	$104	$104	$0	$127
Julia P. Gregory	2021	$59	$0	$0	$59	$0	$111	$111	$0	$170
	2020	$25	$0	$0	$25	$0	$46	$46	$0	$71
Colin A. Love	2021	$38	$0	$0	$38	$0	$21	$21	$0	$60
	2020	—	—	—	—	—	—	—	—

Total	2021	$957	$0	$21	$978	$196	$5,060	$5,256	$419	$6,652
	2020	$408	$1	$13	$422	$215	$2,014	$2,229	$0	$2,651

Notes to the table:

1.	Appointed as CEO and executive director on 15 August 2021. Excludes Mr. Parini’s remuneration as Chief Operating Officer before such appointment.
2.

Salary represents Ms. Heggie’s salary and accrued vacation to 15 August 2021, the date of her termination. Share-based payment expense for Ms. Heggie reflects (i) $2.6 million cash payment upon vesting of 75% of an upfront equity grant of 174,898 options that were cash-settled automatically at a fixed price (limiting both upside and downside exposure) on the first anniversary of Ms. Heggie’s employment commencement date (Ms. Heggie forfeited the remaining unvested 25% portion of this equity grant on 15 August 2021, and the Company has issued no other cash-settled equity grants or arrangements to anyone else) and (ii) $1.5 million in share-based compensation expense recognised during the year ended 31 December 2021 in connection with her vested equity awards. Other includes (i) $240,467 cash severance payment paid pursuant to her separation agreement, (ii) $96,773 of payments in lieu of the 12 months of notice Ms. Heggie was entitled to under her employment agreement, paid from the date of her termination through 31 December 2021 pursuant to her separation agreement and (iii) $81,550 of payments in lieu of notice accrued and payable from 31 December 2021 through the first anniversary of the date of her termination. Please see “Payments to Past Directors and Loss of Office (audited)” below for further information about Ms. Heggie’s separation agreement. In line with the general workforce, the Company contributed an amount equal to 6% of Ms. Heggie’s salary to a defined contribution pension scheme to fulfil statutory pension requirements.

3.	As the representative of Syncona, Mr. Hollowood does not receive fees from the Company.
4.	Includes Mr. Nathwani’s consulting fees as the Company’s Clinical and Scientific Adviser.
5.

The figures for the share-based payment expense represent the grant date fair value of all options awarded to individual directors as described in the tables below. Vesting is linked to continued employment / appointment at the time and awards are not subject to any performance.

2021 Annual Bonus

In 2021, the CEO’s bonus of $260,300 was based 50% on the corporate, strategic objectives and 50% on individual performance, as assessed based on a qualitative review by the Committee. The overall bonus outcome resulted in a payout of 56% of salary (102% of target) as set forth below:

2021 Objective	Achievement	Goal Weighting	Achievement Percentage	Bonus Outcome
CORPORATE / STRATEGIC TARGETS (50% of target bonus)
Clinical: Progress of ongoing clinical studies	Partial	70.0%	60.0%
Research: expand research pipeline	Complete	15.0%	15.0%
CMC/Platform: suspension process and licensing of manufacturing facility	Partial	15.0%	10.0%
Total corporate / strategic targets	Partial	100.0%	85.0%	85.0%* 50% weighting * 55% salary target = 23% of salary
INDIVIDUAL (50% of target bonus)
Individual assessment over year	Exceeds	100.0%	120.0%	120.0%* 50% weighting * 55% of salary target = 33.0% of salary
TOTAL BONUS				56% of Salary 102% of Target

Based on a qualitative assessment of the CEO’s individual performance by the Committee, a bonus of 120% of the target individual element was awarded. The Committee noted that the CEO had exceeded expectations by putting the Company back on a course to execute on its clinical development programmes and is satisfied that the overall bonus outcome is appropriate.

Omnibus incentive plan (OIP) (audited)

Awards granted in the year

The executive directors received the following market value option grants in the year, with exercise prices equal to fair market value on the date of grant and each vesting subject to continued employment only:

Executive Director	Form of award		Date of grant	Number of awards	Exercise Price ($)	Face value at date of grant ($000s)	Fair value at date of grant ($000s)[3]	Vesting end date	Expiry date
Michael J. Parini	Options	[1]	31/03/2021	296,000	$12.30	$3,641	$2,443	31/03/2025	31/03/2031
	Options	[1]	16/08/2021	775,000	$3.32	$2,573	$1,729	16/08/2025	16/08/2031
Theresa Heggie	Options	[2]	24/05/2021	270,000	$8.65	$2,336	$1,542	24/05/2025	24/05/2031

Notes to the table:

1.	Vesting commences 12 months from the grant date with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting pro rata on a monthly basis for the next 36 months.
2.	Vesting pro rata on a monthly basis over 48 months from the date of grant.
3.

Fair market value for share options is based on a Black-Scholes calculation. For a description of the assumptions used in valuing option awards, see Note 8 to the audited consolidated financial statements included in this Annual Report.

The Committee considered a variety of factors in determining the number of awards granted to the executive directors, including external competitive market assessments by Aon, corporate and individual performance and rate of use of the equity pool on an annual basis.

Non-executive directors also received the following option awards during the year, each vesting based on continued service only:

Non-Executive Director	Form of award		Date of grant	Number of awards	Exercise Price ($)	Face value at date of grant ($000s)	Fair value at date of grant ($000s)	Vesting end date	Expiry date
Martin Andrews	Options	[2]	30/06/2021	19,000	$8.15	$155	$104	30/06/2025	30/06/2031
Jeffrey Chodakewitz	Options	[2]	30/06/2021	19,000	$8.15	$155	$104	30/06/2025	30/06/2031
Julia P. Gregory	Options	[2]	30/06/2021	19,000	$8.15	$155	$104	30/06/2025	30/06/2031
Colin A. Love	Options	[1]	30/06/2021	28,667	$8.15	$234	$157	30/06/2025	30/06/2031
Amit Nathwani	Options	[2]	30/06/2021	19,000	$8.15	$155	$104	30/06/2025	30/06/2031
Chris Hollowood	N/A - Did not receive due to relationship with Syncona

Notes to the table:

1.	Vesting commences 12 months from the grant date with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting pro rata on a monthly basis for the next 36 months.
2.	Vesting pro rata on a monthly basis over 48 months from the date of grant.

The exercise price of all of these options was the market value of the ADSs at the date of grant.

Awards vesting in the year

The following awards vested in the year based on either continued service or, in the case of Theresa Heggie, our former CEO, accelerated vesting per the terms of her separation agreement. No options were exercised during the reporting year. See detail below:

Executive Director	Form of award	Date of grant	Total number of shares granted	Unvested on 1/1/21	Vested in period	Lapsed in period	Exercised/settled in period	Unvested on 31/12/21	Outstanding on 31/12/21
Theresa Heggie	Ordinary shares	29/06/2020	19,887	16,987	4,971	12,016	N/A	—	—
	Cash-settled option[1]	29/06/2020	174,898	174,898	131,174	43,725	131,174	—	—
	Option	29/06/2020	174,898	174,898	—	174,898	—	—	—
	Option	29/06/2020	584,885	584,885	231,516	353,369	—	—	231,516
	Option	07/08/2020	356,878	356,878	118,990	237,888	—	—	118,990
	Option	24/05/2021	270,000	—	39,375	230,625	—	—	39,375

Notes to the table:

1. 75% of the cash-settled options were automatically settled in June 2021 pursuant to their terms.

Non-Executive Director	Form of award	Date of grant	Total number of shares granted	Unvested on 1/1/21	Vested in period	Lapsed in period	Exercised in period	Unvested on 31/12/21	Outstanding on 31/12/21
Amit Nathwani	Ordinary shares	22/05/2015	9,481	1,383	1,383	—	N/A	—	—
	Ordinary shares	22/05/2015	19,839	7,026	4,959	—	N/A	2,067	2,067
	Ordinary shares	11/09/2019	18,779	7,042	4,694	—	N/A	2,348	2,348
	Ordinary shares	11/09/2019	2,478	1,704	619	—	N/A	1,085	1,085
	Option	29/06/2020	61,117	53,477	15,279	—	—	38,198	61,117
	Option	07/08/2020	25,344	23,232	6,336	—	—	16,896	25,344
	Option	30/06/2021	19,000	—	2,375	—	—	16,625	19,000
Martin Andrews	Option	29/06/2020	5,764	5,043	1,441	—	—	3,602	5,764
	Option	29/06/2020	21,763	9,521	5,441	—	—	4,080	21,763
	Option	29/06/2020	13,951	9,591	3,488	—	—	6,103	13,951
	Option	30/06/2021	19,000	—	2,375	—	—	16,625	19,000
Jeff Chodakewitz	Option	29/06/2020	5,764	5,043	1,441	—	—	4,323	5,764
	Option	29/06/2020	35,714	24,553	8,928	—	—	26,786	35,714
	Option	30/06/2021	19,000	—	2,375	—	—	16,625	19,000
Julia P. Gregory	Option	29/06/2020	41,478	36,293	10,370	—	—	31,108	41,478
	Option	30/06/2021	19,000	—	2,375	—	—	16,625	19,000
Chris Hollowood	Option	07/08/2020	33,288	30,514	8,322	—	—	24,966	33,288

Payments to Past Directors and Loss of Office (audited)

On 15 August 2021, Theresa Heggie was terminated as the Company’s Chief Executive Officer by mutual agreement and resigned from our board of directors, effective immediately. The Company entered into a separation agreement with Ms. Heggie, which contained customary provisions and representations. In order to avoid any potential dispute and allow the Company’s new leadership to shift its focus to executing its new strategic priorities expeditiously, the Committee exercised its discretion under the Policy to make a one-time separation payment to Ms. Heggie, in exchange for waiving any claims against the Company and its employees. In addition the Committee determined to make a payment in lieu of the Company complying with certain notice provisions contained in Ms. Heggie’s original employment agreement with the Company, equal to 12 months’ notice, which is payable in 12 monthly instalments. The Committee also determined that Ms. Heggie was entitled to any equity awards which were due to vest during the period from 16 August 2021 until 31 December 2021 in addition to any vested awards as at the date of termination, and the period to exercise any equity awards was extended to 18 months from 16 August 2021.

External Directorships

The Board believes that it may be beneficial to the Company for executives to hold certain roles outside the Company, provided that the Company’s business takes priority. Any such appointments are subject to the prior written consent of the Board and the director may retain any fees received. Michael Parini does not currently hold any external directorships.

Directors’ Shareholding and Share Interests (audited)

The share interests of each director as at 31 December 2021 (together with interests held by their connected persons) are set out in the table below. As a direct link between executive remuneration and the interests of shareholders, the Committee has implemented shareholding guidelines for executive directors. The guidelines require that executive directors build up and maintain an interest in the ordinary shares of the Company that is 200% of their salary within five years from the later of the introduction of the guidelines or appointment.

Executive directors are required to retain at least 50% of shares (net of tax) from awards made under the OIP until the target shareholding is attained.

Non-executive directors are not subject to any shareholding guidelines.

		Shares		Options
Director	Beneficially owned shares as at 31 December 2021	Unvested without performance conditions	Unvested with performance conditions	Vested but unexercised	Unvested without performance conditions	Unvested with performance conditions	Current shareholding (% of salary)[1]	Shareholding requirement met?
Michael J. Parini	—	—	—	—	1,071,000	—	0%	No
Chris Hollowood	—	—	—	11,096	24,966	—	N/A	N/A
Amit Nathwani	58,551	5,500	—	2,375	16,625	—	N/A	N/A
Martin Andrews	—	—	—	30,065	47,733	—	N/A	N/A
Jeffrey Chodakewitz	—	—	—	24,626	47,734	—	N/A	N/A
Julia P. Gregory	—	—	—	17,929	47,733	—	N/A	N/A
Colin A. Love	—	—	—	—	28,667	—	N/A	N/A
Theresa Heggie[2]	7,871	—	—	521,055	—	—	N/A	N/A

Notes to the table:

1.	The closing market price of the Company’s ordinary shares as at 31 December 2021, $1.98, was used to calculate the value of shares beneficially owned based on salary as at that date.

2.	Theresa Heggie ceased to be an executive director in August 2021 and was not an executive director at fiscal year-end; therefore, the shareholding guideline no longer applies to her.

The information provided in this part of the Report is not subject to audit:

TSR Performance Graph (not audited)

The graph below shows the Company’s Total Shareholder Return (“TSR”) performance compared with that of the XBI over the period from the date of the Company’s admission to 31 December 2021. Historically, the Company has compared performance against the Nasdaq Biotechnology Index (“NBI”), but given the NBI is weighted by market capitalisation, it has greater correlation with the larger US-listed biotechnology or pharmaceutical companies across the sector. As the XBI is a modified equal weight index, it places a greater relative weighting on small- and mid-cap biotechnology organisations than the NBI does. For this reason, the Company believes the XBI offers a better comparison for relative performance for the Company moving forward. TSR is defined as the return on investment obtained from holding a company’s shares over a period. It includes dividends paid, the change in the capital value of the shares and any other payments made to or by shareholders within the period.

This graph shows the value, by 31 December 2021, of $100 invested in Freeline Therapeutics on the date of Admission (07 August 2020), compared with the value of $100 invested in the SPDR S&P Biotech (XBI) Index on a daily basis.

Freeline Therapeutics Holdings plc

Aligning Pay with Performance

The total remuneration figure for the CEO is shown in the table below, along with the value of bonuses paid and performance-based OIP awards vesting, as a percentage of the maximum opportunity:

Chief Executive Officer	2020	2021
Total remuneration ($000s)[1]	$1,950	$5,476
Actual bonus (% of maximum)	76%	68%
OIP vesting (% of maximum)	N/A	N/A

Notes to the table:

1.

Total remuneration in 2021 reflects the sum of the compensation for the outgoing CEO, including her separation payments, and the incoming CEO (from the point of his election as an executive director). Excluding the one-time payments associated with the outgoing CEO’s separation, our CEOs’ total remuneration in 2021 was approximately $3.5 million, $2.6 million of which was associated with the vesting of 75% of an upfront equity grant to Ms. Heggie of 174,898 options that were cash-settled automatically at a fixed price (limiting both upside and downside exposure) on the one-year anniversary of her employment commencement date. Ms. Heggie forfeited the remaining unvested 25% portion of her cash-settled options on 15 August 2021 and the Company has issued no other cash-settled equity grants or arrangements to anyone else.

Percentage Change in the Remuneration of the Directors Compared to Other Employees

As required by the Companies (Directors’ Remuneration Policy and Directors’ Remuneration Report) Regulations 2019, the table below shows a comparison of the annual change of each individual director’s pay to the annual change in average employee pay in the year ended 31 December 2021:

Change in pay between 31 December 2020 and 31 December 2021
Director	Salary Change	Bonus Change	Pensions and Benefits Change
Executive Directors
Michael J. Parini[1]	n/a	n/a	n/a
Theresa Heggie	-17%	-100%	50%
Non-Executive Directors[2]
Chris Hollowood[3]	n/a	n/a	n/a
Amit Nathwani	127%[2]	n/a	n/a
Martin Andrews	164%[2]	n/a	n/a
Jeffrey Chodakewitz	130%[2]	n/a	n/a
Julia P. Gregory	136%[2]	n/a	n/a
Colin A. Love[1]	n/a	n/a	n/a
Average Employee	30%	-5%	119%

Notes to the table:

1.	Not applicable for newly appointed directors in the year.
2.

The increases to non-executive director pay are a result of the figures for the period ended 31 December 2020 relating to the period from the initial public offering in August 2020 to the end of the financial year only, compared with the full year figures for the year ended 31 December 2021. The employee figures have been based on full year figures for both years.

3.	As the representative of Syncona, Mr. Hollowood does not receive fees from the Company; therefore, no change in compensation is shown.

Freeline Therapeutics Holdings plc

Relative Importance of the Spend on Pay

The table below illustrates the Company’s expenditure on pay, in comparison to distributions to shareholders by way of dividend payments:

	2020 ($000)	2021 ($000)	Change (%)
Distributions to shareholders	$0	$0	N/A

Total employee pay expenditure[1]	$29,370	$34,054	15.9%

Notes to the table:

1. Total employee pay expenditure consists of cash payments for wages and salaries.

Statement of implementation of the Policy for 2022

Annual Base Salary

On 1 April 2022, Michael J. Parini’s salary was increased by 2%. This increase is below the 3% salary increase budget for the wider employee population who are eligible for a 2022 salary review.

	2021 Base Salary	2022 Base Salary	% Change
Michael J. Parini	$580,000	$591,600	2.0%

Benefits and Pension

No changes and in line with the Policy.

Annual Bonus

The 2022 annual bonus target opportunity for the CEO is 55% of base salary. The maximum potential bonus for 2022 is set at 150% of target, or 82.5% of salary.

Bonuses will be paid entirely in cash and will be based on both corporate and individual performance with the following weightings:

2022 Objective	Goal Weighting
CORPORATE / STRATEGIC TARGETS (50% of target bonus)
Clinical programmes	40.0%
Research and platform	26.7%
Corporate and financial	16.7%
Organisational and corporate development	16.7%
Total corporate / strategic targets	100.0%
INDIVIDUAL (50% of target bonus)
Individual assessment over year	100.0%

Specific targets are commercially sensitive and therefore are not disclosed in advance.

However, a description of the targets and performance against them will be disclosed in next year’s Annual Report and Accounts.

Freeline Therapeutics Holdings plc

Long-Term Incentive Plan

The Committee granted an award of 900,000 options to the CEO on 31 January 2022, which will vest 25% after one year and in 36 equal monthly instalments thereafter, subject to continued service, as detailed below:

Executive Director	Form of award	Date of grant	Number of awards	Exercise Price ($)	Face value at date of grant ($000s)	Fair value at date of grant ($000s)	Vesting end date	Expiry date
Michael J. Parini	Options	31/01/2022	900,000	$1.18	$1,062	$711	31/01/2026	31/01/2032

Non-Executive Director Fees

Non-executive director fees were reviewed and set at the time of the IPO. There are no changes proposed for 2022.

Non-executive directors will receive the following annual retainers, which will be paid in cash:

Base fee:
Chairperson	$70,000
Board member	$40,000
Additional fees:
Audit Committee Chair	$15,000
Audit Committee member	$7,500
Remuneration Committee Chair	$10,000
Remuneration Committee member	$5,000
Nomination & Corporate Governance Committee
Chair	$8,000
Nomination & Corporate Governance Committee member	$4,000

The Company provides an initial, one-time equity award of share options to each new non-executive director upon his or her election to our Board of Directors. Under normal circumstances, initial share awards vest monthly over three years. The Company also provides an annual equity incentive award of share options to each non-executive director. Options awarded annually will usually vest upon the first anniversary of the date of grant. Each non-executive director will also be entitled to reimbursement of reasonable expenses.

Freeline Therapeutics Holdings plc

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF FREELINE THERAPEUTICS HOLDINGS PLC

Report on the audit of the financial statements

1. Opinion

In our opinion:

•

the financial statements of Freeline Therapeutics Holdings PLC (the ‘parent company’) and its subsidiaries (the ‘group’) give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2021 and of the group’s loss for the year then ended;

•	the group financial statements have been properly prepared in conformity with accounting principles generally accepted in the United States of America;

•

the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland”; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

•	the consolidated statement of operations;

•	the consolidated statement of comprehensive loss;

•	the consolidated and parent company balance sheets;

•	the consolidated statement of shareholders’ equity

•	the parent company statement of changes in equity;

•	the consolidated cash flow statement;

•	the related notes 1 to 15 for consolidated financial statements; and

•	the related notes 1 to 20 for parent company only.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law for the United Kingdom and accounting principles generally accepted in the United States of America. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 102 “The Financial Reporting Standard applicable in the UK and Republic of Ireland” (United Kingdom Generally Accepted Accounting Practice).

2. Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council’s (the ‘FRC’s’) Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Freeline Therapeutics Holdings plc

3. Summary of our audit approach

Key audit matters

The key audit matters that we identified in the current year were:

•   Completeness of accrued research and development expenses

•   Valuation of non-cash share-based compensation

•   Going concern

•   Valuation of impairment to investment in subsidiaries (Company only)

Within this report, key audit matters are identified as follows:

Newly identified

Increased level of risk

Similar level of risk

Decreased level of risk

Materiality	The materiality that we used for the group financial statements was $4.8 million which was determined on the basis of 3% operating expenses.

Scoping	Our audit scoping provides full scope coverage of 100% of operating expenses and 100% of total assets.

Significant changes in our approach	In the current year, we have identified a new key audit matter for the group relating to going concern due to the reduction in cash and cash equivalents versus expected cash outgoings in the going concern assessment period (cash and cash equivalents were higher in the prior year due to timing of proceeds received from initial public offering). In addition, we have identified a new key audit matter for the parent company due to indicators of impairment identified for investments (none were identified in prior year).

4. Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting is discussed in section 5.3.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group’s and parent company’s ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

5. Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

Freeline Therapeutics Holdings plc

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

5.1. Completeness of accrued research and development expenses

Key audit matter description

Accrued research and development expenses recognised as at 31 December 2021 was $6,726k (as at 31 December 2020: $3,623k). The group’s disclosure in the consolidated financial statements is included in note 2 and critical accounting policies and significant judgements and estimates within Item 5.B.

Accrued research and development expenses include services with respect to Contract Research Organisations (CROs) performing clinical studies and trials, Contract Manufacturing Organisations (CMOs) performing drug substance and drug product formulation and other third party providers supporting preclinical development activities. Given the timing of receipt of invoices, prevalence of pass-through costs, changes in scope of contracts, and milestone related activities (such as patient enrolment), the year-end accrual requires management to estimate the services received to date.

Completeness of accrued research and development expenses has been determined to be a key audit matter due to the management estimates involved in recognising the progress of the CRO and CMO contracts based on clinical activities performed as described above. This required increased audit effort to evaluate the appropriateness of management’s estimates.

How the scope of our audit responded to the key audit matter

We have evaluated management’s estimate for accrued research and development expenses through performing the following procedures:

•   Obtained an understanding of the relevant controls relating to the accrued research and development expenses;

•   Inquiry of project managers to evaluate the recognition of expense of CRO and CMO contract, determination of progress to date and assessing the impact of any scope changes of the contract;

•   Tested a sample of accrued expense and agreed to subsequently received invoice, communication from third party or other relevant evidence; and

•   Review of post year-end bank statements and invoices received post year-end for any unrecorded liabilities.

Key observations	The results of our procedures were satisfactory, and we concluded accrued research and development expenses to be appropriate.

5.2. Valuation of non-cash share-based compensation

Key audit matter description

Non-cash share-based compensation expense recognised for the year ended 31 December 2021 was $10,723k (for the year ended 31 December 2020: $6,204k). The group’s disclosure in the consolidated financial statements is included in note 2 and critical accounting policies and significant judgements and estimates within Item 5.B.

Share-based awards granted to employees, non-employees and directors have been measured based on the fair value on the date of the grant. Compensation expense is recognised on a straight-line basis over the vesting period, and any associated performance-based condition recognised only if considered probable.

Prior to the initial public offering (IPO) in August 2020 without a public market to refer to, management estimate the fair value with reference to the most recent third-party valuation of ordinary shares. The methodology applied was based on the option pricing method (OPM) or hybrid probability-weighted expected return method based on the OPM and income approach.

Freeline Therapeutics Holdings plc

Assumptions required for the option pricing model include volatility, risk-free rate, dividend yield and discount for lack of marketability. Assumptions required for the income approach include future cash flows, discount rates, long-term growth rates and discount for lack of marketability.

For all assumptions, reference has been made to selected guideline public companies. In addition, the rights and preference of the various shares has been factored into the assessment.

Subsequent to IPO, fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions include volatility, expected term, risk free rate, expected dividend and fair value of ordinary share.

The valuation of non-cash share-based compensation was considered a key audit matter because there is significant management judgement involved within the assumptions used in the valuation models requiring increased audit effort to evaluate its appropriateness.

How the scope of our audit responded to the key audit matter

We have evaluated management’s estimate for valuation of non-cash share-based compensation through performing the following procedures:

•   Obtained an understanding of the relevant controls relating to valuation of non-cash share-based compensation;

•   Assessed the methodology applied;

•   Assessed the reasonableness of valuation assumptions selected with reference to other peer companies;

•   Evaluated the accuracy of the Black-Scholes calculation for the valuation output based on the selected assumptions;

•   Tested a sample of share-based compensation and agreed through to relevant supporting audit evidence including share certificates; and

•   Recalculation of expense recognised.

Key observations	The results of our procedures were satisfactory, and we concluded the valuation of non-cash share-based compensation to be appropriate.

5.3. Going concern

Key audit matter description

The financial statements have been prepared under the going concern basis of accounting as disclosed in note 1 of the group and note 1 of the parent company’s financial statements.

The group has incurred recurring losses since inception including net losses of $140.4 million for year ended 31 December 2021 and has an accumulated deficit of $356.4 million as at 31 December 2021. Operations have been funded primarily through proceeds from sale of equity securities.

The going concern basis of accounting is based on the cash and cash equivalents on hand as at 31 December 2021 of $117.7 million and net proceeds of $27.6 million from additional fundraising in 2022 being sufficient to fund operations for at least twelve months from the date of this report. Management have prepared cashflow forecasts to demonstrate sufficient cash on hand which incorporates various cost reduction initiatives and prioritisation of clinical programmes. We consider going concern to be a key audit matter due to the assumptions incorporated within the cashflow and timing of predicted cash run.

Freeline Therapeutics Holdings plc

How the scope of our audit responded to the key audit matter

Our evaluation of the directors’ assessment of the group’s and parent company’s ability to continue to adopt the going concern basis of accounting included:

•   Obtained an understanding of the relevant controls relating to forecast supporting the going concern assumption;

•   Assessing management’s assumptions used in the supporting cashflow forecasts, including consideration of specific risk factors and where available obtaining support for commitments;

•   Considering any indications of material uncertainty and assessing management plans to address these;

•   Comparing forecasted results to subsequent actual results to consider accuracy of forecasts;

•   Considering contradictory evidence and subsequent events that could impact the going concern basis of accounting; and

•   Assessing appropriateness of the going concern disclosure including the associated risk on the assumptions.

Key observations

The results of our procedures were satisfactory, and we concurred with the directors’ conclusion that there isn’t a material uncertainty relating to going concern and therefore the going concern basis of accounting is appropriate.

5.4. Valuation of investment in subsidiaries (Parent company only)

Key audit matter description

The Parent company recognises an investment in subsidiaries at cost less impairment as at 31 December 2021 of $70,992k (as at 31 December 2020: $174,585k). The parent company’s disclosure of the impairment identified is presented in the financial statements included in note 9 and critical accounting policies and key sources of sources of estimation uncertainty within note 2.

Under FRS 102, management is required to consider indicators of impairment. If there is an indication of impairment management perform a full impairment review.

Management identified an indicator of impairment as a result of the market capitalisation of the group as at 31 December 2021 being lower than the cost of investment. As such management calculated the recoverable amount, which is the higher of value in use and fair value less cost to sell. In determining the value in use, management prepared discounted cash flow forecasts including key assumptions for future revenue and margins dependent on the volume, price and launch date, and discount rates. When applying risk adjusted discount rates or probability of success to the cash flows, the fair value less cost to sell was calculated to be higher based on the share price as at 31 December 2021. As a result of management’s review an impairment of $344,316k was recognised.

Due to the significant estimate and assumptions related to the valuation of investments, we considered this to be a key audit matter.

Freeline Therapeutics Holdings plc

How the scope of our audit responded to the key audit matter

We have evaluated management’s estimate for valuation of investments through performing the following procedures:

•  Obtained an understanding of the relevant controls relating to valuation of investment in subsidiaries;

•  Reviewed management’s assessment of impairment indicators considering internal and external sources of information;

•  Evaluated management’s estimates of fair value less costs to sell and value in use considering the reasonableness of assumptions comparing to relevant peer companies and third-party industry reports;

•  Involved valuation specialists in examining the Company’s valuation model and analysing underlying key assumptions, including discount rates; and

•  Considered any contradictory evidence that could indicate additional impairment to the valuation.

Key observations	The results of our procedures were satisfactory, and we concluded the valuation of investments to be appropriate.

6. Our application of materiality

6.1. Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements
Materiality	$4,817,000 (2020: $3,417,000)	$4,576,000 (2020: $3,280,000)

Basis for determining materiality	3% (2020: 3%) of operating expenses	Parent company materiality is set at 3% (2020: 3%) of equity, but is capped at 80% of group materiality.

Rationale for the benchmark applied	We consider operating expenses to be an appropriate basis to set materiality, since the Group is development stage of life cycle investing in research and development and not generating any operating income to date.	As the parent is a holding company with purpose to raise funding for the Group, equity is considered appropriate basis to set materiality.

Freeline Therapeutics Holdings plc

6.2. Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group financial statements	Parent company financial statements
Performance materiality	50% (2020: 50%) of group materiality	50% (2020: 50%) of parent company materiality

Basis and rationale for determining performance materiality	In determining performance materiality, we considered our risk assessment, including our assessment of previous findings in the group’s overall control environment and changes in the executive team.

6.3. Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $240,000 (2020: $170,000) as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7. An overview of the scope of our audit

7.1. Identification and scoping of components

Freeline Therapeutics Holdings PLC is the parent holding company of Freeline Holdings (UK) Limited, which in turn is the intermediate holding company of Freeline Therapeutics Limited. As at 31 December 2021 Freeline Therapeutics Limited held 100% shares of Freeline Therapeutics GmbH, Freeline Therapeutics Inc and Freeline Therapeutics (Ireland) Limited. The control environment is consistent across components.

Consistent with the prior year, full scope audits were performed for Freeline Therapeutics Holdings PLC, Freeline Therapeutics Limited, Freeline Therapeutics GmbH and Freeline Therapeutics Inc. This covered 100% (2020: 100%) of operating expenses and total assets. The selected component materiality varied between 25% to 80% (2020: 25% to 96%) of group materiality depending on the component.

All work was performed by the group engagement team; there was no involvement of other component auditors. At Group level we also tested the consolidation process and carried out analytical procedures to confirm our conclusion that there were no significant risks of material misstatement of the aggregated financial information of the remaining components not subject to full scope or specific balances audits.

Freeline Therapeutics Holdings plc

7.2. Our consideration of the control environment

Consideration of IT controls

In planning our 2021 audit work, we undertook testing of general IT controls over NetSuite, the relevant financial system used in the group. This was used by all components in the group, with the exception of the German subsidiary, to support the processing of all accounting transactions including operating expenses, fixed assets and payroll. We did not take any reliance on the general IT controls or automated controls due to the maturity of the control environment.

Consideration of business process and financial reporting controls

In planning our 2021 audit work, we obtained an understanding of the relevant controls across the significant account balances, class of transactions and disclosures. We did not plan to take a control reliance approach based on prior period deficiencies.

8. Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

9. Responsibilities of directors

As explained more fully in the directors’ responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

10. Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

Freeline Therapeutics Holdings plc

11.	Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

11.1. Identifying and assessing potential risks related to irregularities

In identifying and assessing risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

•

the nature of the industry and sector, control environment and business performance including the design of the group’s remuneration policies, key drivers for directors’ remuneration, bonus levels and performance targets;

•	results of our enquiries of management, general counsel, and the audit committee about their own identification and assessment of the risks of irregularities;

•	any matters we identified having obtained and reviewed the group’s documentation of their policies and procedures relating to:

•	identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;

•	detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud;

•	the internal controls established to mitigate risks of fraud or non-compliance with laws and regulations;

•

the matters discussed among the audit engagement team and relevant internal specialists, including tax and IT specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud.

As a result of these procedures, we considered the opportunities and incentives that may exist within the organisation for fraud. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

We also obtained an understanding of the legal and regulatory frameworks that the group operates in, focusing on provisions of those laws and regulations that had a direct effect on the determination of material amounts and disclosures in the financial statements. The key laws and regulations we considered in this context included the UK Companies Act and tax legislation.

In addition, we considered provisions of other laws and regulations that do not have a direct effect on the financial statements but compliance with which may be fundamental to the group’s ability to operate or to avoid a material penalty. These included the Good Clinical Practice, the FDA regulations and General Data Protection requirements.

11.2. Audit response to risks identified

As a result of performing the above, we did not identify any key audit matters related to the potential risk of fraud or non-compliance with laws and regulations.

Our procedures to respond to risks identified included the following:

•

reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;

•	enquiring of management, the audit committee and in-house legal counsel concerning actual and potential litigation and claims;

Freeline Therapeutics Holdings plc

•	performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;

•	reading minutes of meetings of those charged with governance; and

•

in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including internal specialists, and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

12. Opinions on other matters prescribed by the Companies Act 2006

In our opinion the part of the directors’ remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

•	the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors’ report.

13. Matters on which we are required to report by exception

13.1. Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	we have not received all the information and explanations we require for our audit; or

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements are not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

13.2. Directors’ remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors’ remuneration have not been made or part of the directors’ remuneration report to be audited is not in agreement with the accounting records and returns.

We have nothing to report in respect of these matters.

14. Use of our report

This report is made solely to the company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Freeline Therapeutics Holdings plc

/s/ Andrew Hornby

Andrew Hornby, FCA (Senior statutory auditor)

For and on behalf of Deloitte LLP

Statutory Auditor

Reading, United Kingdom

23 May 2022

Freeline Therapeutics Holdings plc

Balance Sheet as at 31 December 2021

	Note	2021 ($)	2020 ($)
Fixed assets
Investments	9	70,992,090	174,585,269

Current assets
Debtors	10	6,968,411	240,244,676
Cash and cash equivalents	11	13,160	—
Creditors: amounts falling due within one year	12	(1,869,681)	(27,238)

Net current assets		5,111,890	240,217,438

Total assets less current liabilities		76,103,980	414,802,707

Net assets		76,103,980	414,802,707

Capital and reserves
Called-up share capital	13	140,160	170,838
Share premium account	14	429,360,990	429,330,312
Equity reserve	15	16,927,180	6,204,012
Profit and loss account	16	(367,025,109)	(19,704,955)
Other reserves	17	(3,299,241)	(1,197,500)

Shareholders’ funds		76,103,980	414,802,707

As permitted by section 408 of the Companies Act 2006, the Company has elected not to present its own profit and loss account for the year. The Company reported a loss for the year ended 31 December 2021 of $347,320,154 compared to a loss of $19,704,955 for the year ended 31 December 2020. In addition, the Company has taken advantage of the legal dispensation contained in Section 408 of the Companies Act 2006 allowing it not to publish a separate statement of comprehensive income.

The notes on page 40 onwards are an integral part of these financial statements.

These financial statements of the Company were approved by the board of directors and authorised for issue on 23 May 2022.

/s/ Michael J. Parini
Executive Director & Chief Executive Officer
Michael J. Parini

Freeline Therapeutics Holdings plc

Statement of Changes in Equity

	Called-up share capital ($)	Share premium account ($)	Equity reserve ($)	Profit and loss account ($)	Other reserves ($)	Total ($)
At 3 April 2020	—	—	—	—	—	—
Loss for the financial year	—	—	—	(19,704,955)	—	(19,704,955)
Other comprehensive loss	—	—	—	—	(1,197,500)	(1,197,500)

Total comprehensive loss	—	—	—	(19,704,955)	(1,197,500)	(20,902,455)
Issue of share capital	170,838	429,330,312	—	—	—	429,501,150
Share-based payment	—	—	6,204,012	—	—	6,204,012

At 31 December 2020	170,838	429,330,312	6,204,012	(19,704,955)	(1,197,500)	414,802,707

Loss for the financial year	—	—	—	(347,320,154)	—	(347,320,154)
Other comprehensive loss	—	—	—	—	(2,101,741)	(2,101,741)

Total comprehensive loss	—	—	—	(347,320,154)	(2,101,741)	(349,421,895)
Issue of share capital	(30,678)	30,678	—	—	—	—
Shares-based payment	—	—	10,723,168	—	—	10,723,168

At 31 December 2021	140,160	429,360,990	16,927,180	(367,025,109)	(3,299,241)	76,103,980

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

1.	Accounting policies

The principal accounting policies are summarised below. They have all been applied consistently throughout the year.

a.	General information and basis of accounting

The Company is a public company limited by shares incorporated on 3 April 2020 in England and Wales under the Companies Act 2006. The Company’s registered number is 12546479 and its registered office is at Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, Hertfordshire, SG1 2FX, United Kingdom. The nature of the Company’s operations is to act as the holding and financing company for its subsidiary entities and other entities which form part of the Group.

The Company’s ADSs, each representing one ordinary share of £0.00001 each in the capital of the Company, are listed on the Nasdaq Global Market and trade under the symbol “FRLN”.

The financial statements have been prepared under the historical cost convention, modified to include certain items at fair value, and in accordance with Financial Reporting Standard 102 (FRS 102) issued by the Financial Reporting Council. The particular accounting policies adopted are described below.

The functional currency of the Company is considered to be British Pound Sterling (“GBP”) given the underlying accounting records are recorded in GBP and this is the currency of the Company’s primary operations. Presentation currency is United States Dollars (“USD”) for consistency with the Group’s financial presentation.

The Company meets the definition of a qualifying entity under FRS 102 and has therefore taken advantage of the disclosure exemptions available to it in respect of:

•	presentation of statement of cash flows as required by Section 7 “Statement of Cash flows” and Section 3, paragraph 3.17 “Financial Statement Presentation”; and

•	disclosure of transactions with other group entities that are wholly owned subsidiaries within the Group as required by Section 33, paragraph 33.7 “Related Party Disclosures”.

The Companies Act 2006 allows a qualifying entity certain disclosure exemptions, subject to certain conditions that have been complied with. Accordingly, the Company has taken advantage of the exemption contained in section 408 of the Companies Act 2006 allowing it not to disclose its individual profit and loss account.

b.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group as at 31 December 2021. The financial statements of subsidiaries for use in the consolidation are prepared for the same reporting year as the Company and are based on consistent accounting policies. All intra-group balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. See Appendix 1 for the Form 20-F, including the consolidated financial statements.

c.	Going concern

The financial statements have been prepared using the going concern basis of accounting.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including clinical testing and regulatory approval, prior to any commercialisation. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realise revenue from its product sales.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

1.	Accounting policies (continued)

The Group has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception.

The Company relies on the Group to fund its operations, with the Group having cash reserves of $117.7 million as at 31 December 2021. With the approximately $24.2 million in net proceeds from the Company’s registered direct offering in March 2022 (see note 18), the Company believes this is sufficient to fund the Company’s and Group’s operations for at least 12 months from the date of issuance of these financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company continues to assess its business plans and the impact the COVID-19 pandemic, including related changes in economic, capital market or political conditions, may have on its ability to advance the testing, development and manufacturing of its drug candidates, including as a result of adverse impacts on the research sites, service providers, vendors or suppliers on whom it relies, or to raise financing to support the development of its drug candidates. No assurances can be given that this analysis will enable it to avoid part or all of any impact from the spread of COVID-19, including variant strains of COVID-19, or its consequences, including downturns in business sentiment generally or in its sector in particular, or with respect to the interest rates and inflationary conditions. The COVID-19 pandemic has presented a substantial public health and economic challenge around the world. The Company’s business operations have been impacted to varying degrees. In addition, the responses to COVID-19 by healthcare providers and regulatory agencies have caused disruptions, including interruptions in the Company’s preclinical and clinical trial activities, as well as delays and other disruptions in its manufacturing and supply chain, which the Company also expects will continue in future quarters. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if the Company or any of the third parties with whom it conducts business were to experience shutdowns or other business disruptions, its ability to conduct business in the manner and on the timelines presently planned could be materially and adversely impacted.

d.	Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities.

(i)	Financial assets and liabilities

All financial assets and liabilities are initially measured at transaction price (including transaction costs), except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value (which is normally the transaction price excluding transaction costs), unless the arrangement constitutes a financing transaction. If an arrangement constitutes a financing transaction, the financial asset or financial liability is measured at the present value of the future payments discounted at a market rate of interest for a similar debt instrument.

Financial assets and liabilities are only offset in the balance sheet when, and only when, there exists a legally enforceable right to set off the recognised amounts and the Company intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Financial liabilities are derecognised only when the obligation specified in the contract is discharged, cancelled or expires.

(ii)	Investments

Investments in subsidiaries and associates are measured at cost less impairment.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

1. Accounting policies (continued)

e.	Impairment of assets

Assets, other than those measured at fair value, are assessed for indicators of impairment at each balance sheet date. If there is objective evidence of impairment, an impairment loss is recognised in profit or loss as described below.

Non-financial assets

An asset is impaired where there is objective evidence that, as a result of one or more events that occurred after initial recognition, the estimated recoverable value of the asset has been reduced. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Where indicators exist for a decrease in impairment loss, the prior impairment loss is tested to determine reversal. An impairment loss is reversed on an individual impaired asset to the extent that the revised recoverable value does not lead to a revised carrying amount higher than the carrying value had no impairment been recognised.

Financial assets

For financial assets carried at amortised cost, the amount of impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost less impairment, the impairment loss is the difference between the asset’s carrying amount and the best estimate of the amount that would be received for the asset if it were to be sold at the reporting date.

Where indicators exist for a decrease in impairment loss, and the decrease can be related objectively to an event occurring after the impairment was recognised, the prior impairment loss is tested to determine reversal. An impairment loss is reversed on an individual impaired financial asset to the extent that the revised recoverable value does not lead to a revised carrying amount higher than the carrying value had no impairment been recognised.

f.	Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

A provision is recognised for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Unrelieved tax losses and other deferred tax assets are recognised only to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

1. Accounting policies (continued)

Deferred tax liabilities are recognised for timing differences arising from investments in subsidiaries and associates, except where the Company is able to control the reversal of the timing difference and it is probable that it will not reverse in the foreseeable future.

Deferred tax is measured using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date that are expected to apply to the reversal of the timing difference.

Deferred tax assets and liabilities are offset only if (i) the Company has a legally enforceable right to set off current tax assets against current tax liabilities, and (ii) the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

g.	Employee benefits

The Company does not have any employees. The Company provides benefits to its directors, including salaries or fees and share-based payment awards, on which see note 6a below and the Directors’ Remuneration Report above.

h.	Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date.

Exchange differences are recognised in profit or loss in the period in which they arise.

i.	Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

j.	Share-based payment

The Company issues equity-settled share-based payments to its directors. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is recognised as an expense in profit or loss on a straight-line basis over the vesting period. The credit is recognised as a separate reserve within equity.

Prior to the initial public offering, the Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using the option-pricing method (“OPM”) or a probability weighted expected return method (“PWERM”), which used a combination of market approaches and an income approach to estimate the Company’s enterprise value, or a hybrid method, which employs the concept of the OPM and the PWERM merged into a single framework.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

1. Accounting policies (continued)

The fair value of each share option award and restricted share award is estimated on the date of grant using the Black-Scholes valuation model.

2.	Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in note 1, the directors are required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company’s accounting policies

The directors have not made any critical judgements, apart from those involving estimates (which are dealt with separately below), in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognised in the financial statements.

Key source of estimation uncertainty

The key source of estimation uncertainty at the balance sheet date that has a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year is the identification of indicators of the impairment of assets discussed below.

Indicators of impairment of assets

The directors are required to identify if there have been any indicators of impairment of assets. In making this judgement, the directors have considered both external and internal sources of information such as market conditions, internal technological conditions, counterparty credit ratings and experience of recoverability, and underlying profitability of the subsidiary undertakings.

There have been indicators of impairment identified in the current financial year in relation to the investment in the Company’s subsidiary Freeline Holdings (UK) Limited, due to the status of the Group’s programs, macro-economic conditions impacting the biotechnology industry and the decrease in the Company’s market capitalisation. An impairment of $344,316,346 was recorded in the year as further described in note 9.

There were indicators of impairment identified in the previous financial year in relation to the recoverability of intercompany receivable from Freeline Therapeutics Limited. An impairment of $5,619,104 was recorded in the year ended 31 December 2020.

3.	Loss before tax

Loss before tax is stated after charging:

	2021 in US dollars ($)	2020 in US dollars ($)
Legal and professional fees	4,449,685	464,850
Audit fees	708,458	25,677
Foreign exchange (gain)/loss	(2,154,680)	14,008,242
Impairment of investment	344,316,346	—
Impairment of intercompany debtor	—	5,297,186

4.	Auditor’s remuneration

Fees payable to Deloitte LLP and their associates for the audit of the Company’s annual accounts were $27,513 in the year ended 31 December 2021 and $25,677 in the year ended 31 December 2020.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

4. Auditor’s remuneration (continued)

During the period the Group obtained the following services from the auditor and its associates:

	2021 in US dollars ($)	2020 in US dollars ($)
Audit of Parent Company accounts	27,513	25,677
Audit of US GAAP financial statements	639,676	571,318
Audit-related assurance services	41,269	—

	708,458	596,995

5.	Staff numbers and costs

The Company did not have any employees in 2021 and 2020. The Company pays salaries or fees to its directors, on which see note 6a below and the Directors’ Remuneration Report above.

6.	Directors’ remuneration and transactions

a.	Directors’ remuneration

Executive directors	2021 in US dollars ($)	2020 in US dollars ($)
Emoluments	1,066,707	468,521
Amounts receivable under long-term incentive schemes	4,985,541	1,467,877
Company contributions to money purchase pension schemes	21,071	12,919
Non-executive directors
Sums paid to third parties in respect of directors’ services	400,924	154,350
Amounts receivable under long-term incentive schemes	775,218	545,917

	7,249,461	2,649,584

	2021	2020
The number of directors who:
Are members of a defined benefit pension scheme	—	—
Are members of a money purchase pension scheme	1	1
Exercised options over shares in the parent company	—	—
Had awards receivable in the form of shares in the Company under a long-term incentive scheme	8	6

b.	Remuneration of the highest paid director

The Company’s highest paid director was the previous executive director, who was remunerated through a subsidiary of the Company, Freeline Therapeutics Limited and whose remuneration is disclosed above in the Directors’ Remuneration Report.

The highest paid director did not exercise any share options in the year ended 31 December 2021 and had no shares receivable under long-term incentive schemes.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

7.	Tax on loss

	2021 in US dollars ($)	2020 in US dollars ($)
Total current tax	—	—
Total deferred tax	—	—

Total tax on loss	—	—

The standard rate of tax applied to reported loss on ordinary activities is 19%. The applicable tax rate has changed following the substantive enactment of the Finance Act 2019.

The difference between the total tax charge shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	2021 in US dollars ($)	2020 in US dollars ($)
Loss before tax	(347,320,154)	(19,704,955)

Tax on loss at standard UK corporation tax rate of 19%	(65,990,829)	(3,743,942)
Effects of:
- Expenses not deductible for tax purposes	65,796,399	3,761,232
- Remeasurement of deferred tax for changes in tax rates	(85,371)	—
- Movement in deferred tax not recognised	279,801	—
- Income not taxable	—	(17,290)

Total tax charge for the year	—	—

In the Spring Budget 2021, the Government announced that from 1 April 2023, the corporation tax rate will increase to 25%. Since the proposal to increase the tax rate to 25% had not been substantively enacted at the balance sheet date, its effects are not included in the financial statements.

8.	Share-based payments

On 31 July 2020, the Company adopted an equity incentive plan (the “2020 Plan”). The 2020 Plan provides for the grant of options, share appreciation rights (“SARs”), restricted shares, dividend equivalents, restricted share units (“RSUs”) and other share-based awards. The maximum number of equity awards originally authorized under the 2020 Plan was 5,898,625 shares, which consisted of 3,474,469 new ordinary shares and 2,424,156 ordinary shares that were subject to awards under prior equity incentive plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan automatically increases on 1 January of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on 31 December of the prior calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable 1 January date. On 1 January 2021, the reserve automatically increased by 1,434,198 shares, which was 4% of the total number of ordinary shares outstanding on 31 December 2020. Any awards granted under the 2020 Plan or any prior equity incentive plan that expire, lapse or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised, or forfeited, will be added back to shares issuable under the 2020 Plan, subject to certain conditions.

On 31 July 2020, the Company adopted an employee share purchase plan (the “ESPP”). The purpose of the ESPP is to provide employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, for up to 15% of such employee’s compensation for each pay period. The Company reserved 347,447 ordinary shares for the ESPP. The ESPP provides for an annual increase in the number of ordinary shares to be reserved for future issuance under the ESPP.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

8. Share-based payments (continued)

On 27 September 2021, the Company adopted an equity inducement plan (the “Inducement Plan”). The purpose of the Inducement Plan is to enhance the Company’s ability to attract employees who are expected to make important contributions to the Company by providing these individuals with equity ownership opportunities.

Awards under the Inducement Plan are granted as an inducement material to employees entering into employment with the Company. The Inducement Plan provides for the grant of options, SARs, restricted shares, dividend equivalents, RSUs and other share-based awards. The maximum number of equity awards authorized under the Inducement Plan is 1,400,000 shares. Any equity awards granted under the Inducement Plan that expire, lapse, or are terminated, exchanged for cash, surrendered, repurchased or cancelled, without having been fully exercised or forfeited, will be added back to shares issuable under the Inducement Plan, subject to certain conditions.

Unvested Employee Shares (as defined below) are forfeited upon termination of employment. The forfeited shares are converted into deferred shares, with a repurchase right for a nominal amount in favour of the Company. As of 31 December 2021, the Company had not repurchased any shares.

a.	Employee Shares

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognises compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Prior to the Company’s IPO, the Company granted share-based compensation in the form of ordinary shares, collectively referred to as “Employee Shares”, to employees and non-employees with both performance and service-based vesting conditions. The Company records expense for these awards using the straight-line method.

The grant date fair value of Employee Shares was calculated on the grant date fair value of the underlying ordinary shares.

Prior to the IPO, the Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transaction in the shares, to estimate the Company’s total equity value using the OPM or the PWERM, which used a combination of market approaches and an income approach to estimate the Company’s enterprise value, or a hybrid method, which employs the concept of OPM and the PWERM merged into a single framework. In some cases, the Company determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases the Company used the most recent share price valuation as an input to the determination of non-cash share-based compensation.

During the year ended 31 December 2021, the Company did not issue any ordinary shares to employees of the Group.

As of 31 December 2021, the Group recognised total expense of $572,330 (2020: $1,400,007) in relation to share based payment transactions settled in ordinary shares and the Company recognised them as an increase in investments.

As of 31 December 2021, the Group recognised a total expense of $89,591 (2020: nil) in relation to share-based payment transactions settled in ordinary shares under the ESPP and the Company recognised them as an increase in investments.

b.	Share options

The fair value of the share options at the grant date were calculated using the Black-Scholes model, which is considered to be the most appropriate generally accepted valuation method of measuring fair value.

	For the year ended 31 December 2021	For the period ended 31 December 2020
Expected option life (years)	6.3	6.1
Expected volatility	76.9%	77.4%
Risk-free interest rate	1.1%	0.4%
Expected dividend yield	—	—

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

8. Share-based payments (continued)

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) ($)
Outstanding as of 3 April 2020	—	—	—	—
Granted	3,760,210	14,79
Exercised	—	—
Cancelled or Forfeited	(73,124)	15.32

Outstanding as of 31 December 2020	3,687,086	13.03	9.59	9,931

Granted	4,352,281	6.87
Exercised	—	—
Expired	(145,638)	13.02
Cancelled or Forfeited	(2,472,014)	13.20

Outstanding as of 31 December 2021	5,421,715	9.23	—	—

Exercisable as of 31 December 2021	1,243,638	13.92
Vested and expected to vest as of 31 December 2021	5,421,715	9.23

As of 31 December 2021, the Group recognised total expense of $9,404,181 (2020: $4,803,948) in relation to share-based payment transactions settled in share options, and the Company recognised this in investments.

c.	Restricted share units

The Company has granted (i) RSUs that generally vest over a period of four years from the date of grant and (ii) RSUs to certain new employees in order to compensate them for equity awards forfeited to their previous employers. The latter RSUs generally vest over a period of under one year from the date of grant. The following table summarises the activity related to RSUs during the year ended 31 December 2021:

	Number of RSUs	Weighted Average Grant Date Fair Value ($)
Outstanding as of 3 April 2020	—	—
Granted	2,500	17.56
Vested and settled	—	—
Forfeited	2,500	17.56
Outstanding as of 31 December 2020
Granted	120,375	9.64
Vested and settled	—	—
Forfeited	(34,125)	8.63
Outstanding as of 31 December 2021	88,750	10.01

As of 31 December 2021, the Group recognised total expense of $657,066 (2020: $56.65) in relation to share-based payment transactions settled in RSUs, and the Company recognised this in investments.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

9.	Investments

2021 in US dollars ($)
As at 1 January 2021	174,585,269
Reorganisation	230,000,000
Share-based payments	10,723,168
Impairment	(344,316,346)

70,992,090

The $230 million reorganisation relates to the pushing down of IPO proceeds from Freeline Therapeutics Holdings plc to its subsidiary Freeline Holdings (UK) Limited and then to Freeline Therapeutics Limited by means of a series of share subscriptions and assignment and set-off of an intercompany loan.

The Company performed an assessment of the recoverable amount of the investment in its subsidiary Freeline Holdings (UK) Limited at 31 December 2021 triggered by the status of the Group’s programs, macro-economic conditions impacting the biotechnology industry and the decrease in the Company’s market capitalisation. The recoverable amount was assessed in accordance with FRS 102 Section 27 Impairment of Assets by determining the higher of value in use of the investment and fair value of the investment less costs to sell.

In considering the value in use, future cash flows were determined by using forecasts and strategic plans based on specific assumptions with respect to future revenues, results of operations, working capital, capital investments and other general assumptions for the projected period. The forecast assumptions were based on the historical results combined with expected probability of success of clinical programmes, expected launch date of products combined with external market data.

The recoverable amount was ultimately determined by considering fair value less cost to sell based on the Company’s market capitalisation at 31 December 2021, although other internal and external available information assessing the value of net assets and liabilities including off-balance sheet commitments were considered as well. This assessment resulted in an impairment charge of $344,316,346.

Determining the estimated recoverable amount is judgemental and requires the use of certain estimated inputs that represent key sources of estimation uncertainty. It is reasonably possible that the estimates and assumptions used in determining the impairment as at 31 December 2021 may result within the next financial year in a material further impairment or reversal of impairment to the carrying amount of the investment value.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

9.	Investments (continued)

The Company has investments in the following subsidiary undertakings, associates and other significant investments.

	Registered office address	% Holding
Subsidiary undertakings
Direct Holdings
Freeline Holdings (UK) Limited	Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, SG1 2FX, UK	100
Indirect Holdings
Freeline Therapeutics Limited	Stevenage Bioscience Catalyst, Gunnels Wood Road, Stevenage, SG1 2FX, UK	100
Freeline Therapeutics GmbH	Semmelweissstraße 3, 82152, Planegg, Germany	100
Freeline Therapeutics Inc.	915 Broadway, Suite 1005, New York, 10010, USA	100
Freeline Therapeutics (Ireland) Limited	6th Floor, 2 Grand Canal Square, Dublin 2	100

In US dollars ($)
Cost

As at 1 January 2021	174,585,269

Reorganisation	230,000,000

Additions	10,723,168

Impairment	(344,316,346)

70,992,090

Provisions for impairment

As at 31 December 2021	—

Carrying value	70,992,090

10.	Debtors

	2021 in US dollars ($)	2020 in US dollars ($)
Amounts falling due within one year
Amounts owed by group undertakings	5,581,284	240,148,146
Other debtors	1,387,127	96,530

	6,968,411	240,244,676

Amounts owed by group undertakings are unsecured, non-interest bearing, have no fixed date of repayment and are repayable on demand.

11.	Cash and cash equivalents

	2021 in US dollars ($)	2020 in US dollars ($)
Cash and cash equivalents	13,160	—

	13,160	—

12.	Creditors: amounts falling due within one year

	2021 in US dollars ($)	2020 in US dollars ($)
Amounts owed to group undertakings	962,972	—
Accruals	906,709	27,238

	1,869,681	27,238

Amounts owed to subsidiary undertakings are unsecured, non-interest bearing, have no fixed date of repayment and are repayable on demand.

13.	Called-up share capital and reserves

	2021 in US dollars ($)	2020 in US dollars ($)
Allotted, called-up and fully-paid
35,872,749 ordinary shares of £0.00001 each	490	489
144,500,094 deferred shares of £0.00001 each	—	1,968
123,638,835 deferred shares of £0.001 each	—	168,381
1 deferred share of £100,000 each	139,670	—

	140,160	170,838

The Company has one class of ordinary shares of nominal value £0.00001 each which carry no right to fixed income.

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and approved by the shareholders. As of 31 December 2021, the Company has not declared any dividends.

On 18 February 2021, 100 million deferred shares of £0.001 were consolidated into a single deferred share of £100,000 nominal value.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

13. Called-up share capital and reserves (continued)

On 9 March 2021, the remaining 23,638,835 deferred shares of £0.001 and all 144,500,094 deferred shares of £0.00001 were cancelled.

On 19 March 2021, the shares of the Company’s subsidiary Freeline Therapeutics Limited were consolidated to 1,000 ordinary shares with a nominal value of £1.23638835 with 999 being transferred to Freeline Holdings (UK) Limited, which became the new beneficial owner of Freeline Therapeutics Limited.

Deferred shares

Deferred shares are a unit of equity which confer to the holder no rights to participate in the profits of the Company or any voting rights. Other than the return of capital following payment of any preferred and ordinary shares, the holders of deferred shares have no further right of participate in the assets of the Company. The Company, without the consent of the shareholder, can transfer or cancel deferred shares.

14. Share Premium

2021 in US dollars ($)
As at 1 January 2021	429,330,312
Shares issued	30,678

At 31 December 2021	429,360,990

Share premium reserve represents any premium received on issue of share capital. Any transaction costs associated with the issuing of shares are deducted from the share premium.

15. Equity reserve

2021 in US dollars ($)
As at 1 January 2021	6,204,012
Issue of share-based payments	10,723,168

At 31 December 2021	16,927,180

The equity reserve is made up of the share-based payments granted by the Group. Refer to note 8 for more details on the issues of share-based payments.

16. Profit and loss account

2021 in US dollars ($)
As at 1 January 2021	(19,704,955)
Loss for the year	(347,320,154)

At 31 December 2021	(367,025,109)

17. Other reserves

2021 in US dollars ($)
As at 1 January 2021	(1,197,500)
Other comprehensive loss	(2,101,741)

At 31 December 2021	(3,299,241)

Other comprehensive loss relates to the difference between the closing and average exchange rates for the year ended 31 December 2021.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

18. Subsequent events

On 10 March 2022, the Company entered into a purchase agreement with its majority shareholder, Syncona Portfolio Limited, a subsidiary of Syncona Limited, and certain other existing shareholders, providing for the issuance and sale by the Company of approximately 24.9 million ADSs, each representing one ordinary share of nominal value £0.00001 in the capital of the Company, at a price of $1.05 per ADS, resulting in net proceeds of approximately $24.2 million. The offering closed on 15 March 2022.

On 18 March 2022, the Company entered into a purchase agreement with Lincoln Park under which the Company may, at its discretion, sell to Lincoln Park up to $35.0 million of its ADSs, each representing one ordinary share of nominal value £0.00001 in the capital of the Company, over a 36-month period, subject to certain daily limits, applicable prices, and conditions. In addition, under the purchase agreement, the Company issued 954,208 ADSs, each representing one ordinary share of nominal value £0.00001 in the capital of the Company, to Lincoln Park as consideration for its commitment to purchase ADSs under the purchase agreement.

On 8 April 2022, the Company completed an “at the market” equity offering, pursuant to which it issued 2,382,022 ADSs, each representing one ordinary share of nominal value £0.00001 in the capital of the Company, at an average price of $1.0512 per ADS, raising approximately $2.4 million in net proceeds.

19. Related party transactions

Transactions with key management personnel

The directors are considered to be the key management personnel for the Company. Refer to note 6 for details of their compensation. There were no other transactions with key management personnel during the year.

Transactions with group undertakings

The company has taken advantage of the exemption available within FRS 102 Section 33 “Related Party Disclosures” not to disclose transactions with other group entities that are wholly-owned subsidiaries within the Group.

In April 2020, the Company entered into an exclusive patent and know-how license agreement with Gyroscope Therapeutics Limited (“Gyroscope”), a company controlled at the time by Syncona Partners LLP, Syncona Limited and their affiliates. Under the terms of the agreement, Gyroscope granted the Company an exclusive license under certain patent rights to develop and commercialize liver-directed AAV gene therapies expressing an immune-modifying protein and a non-exclusive license to certain know-how, and the Company granted Gyroscope a non-exclusive license to certain know-how. The Company was required to make an upfront payment to Gyroscope of £0.2 million ($0.3 million), and may be required to make up to £5.6 million ($7.7 million), in development and regulatory milestone payments, and pay Gyroscope a mid-single-digit percentage royalty on net sales of licensed products on a product-by-product and country-by-country basis, until the expiration of the last valid licensed patent claim covering such product in such country. No payments were due to Gyroscope as of 31 December 2021 in relation to this agreement because the Company had not achieved any of the milestones or incurred any royalty payment obligations during the year ended 31 December 2021. On 22 December 2021, Novartis Pharma AG announced that it had it entered into a definitive agreement to acquire all of the outstanding share capital of Gyroscope but had not completed the acquisition as of 31 December 2021. The acquisition completed on 17 February 2022, from which date Gyroscope is no longer a related party of the Company.

20. Controlling party

Syncona Portfolio Limited, a company incorporated and registered in Guernsey was the Company’s immediate parent undertaking as at 31 December 2021.

Syncona Limited, a company incorporated in Guernsey and registered as a closed-ended investment company, is the Company’s ultimate controlling party. Its registered address is 8 Bloomsbury St, London, WC1B 3SR, United Kingdom.

The Syncona Limited group’s financial statements are available from the London Stock Exchange and on the website, www.synconaltd.com.

Freeline Therapeutics Holdings plc

Notes to the financial statements

For the year ended 31 December 2021

20. Controlling party (continued)

The Company-only results for the year ended 31 December 2021 have been consolidated in the Group financial statements. The Company is the smallest and largest parent undertaking to prepare group financial statements.

Freeline Therapeutics Holdings plc

Appendix 1 – Form 20-F as filed 31 March 2022

The exhibits referred to in this Appendix 1 may be found in the Company’s Annual Report on Form 20-F for the year ended 31 December 2021, which may be found by visiting EDGAR on the US Securities and Exchange Commission website at www.sec.gov.